UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Sensei Biotherapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

81728A108

(CUSIP Number)

Julien Hoefer

Apeiron Investment Group, Ltd.

Beatrice, at 66 & 67 Amery Street

SLM1707, Sliema, Malta

+356 9960 9158

STEVE WOLOSKY ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2333

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 14, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81728A108

1	NAME OF REPORTING PERSON

Presight Sensei Co-Invest Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		955,738
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

955,738
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

955,738
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 81728A108

1	NAME OF REPORTING PERSON

Presight Sensei Co-Invest Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		955,738
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

955,738
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

955,738
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 81728A108

1	NAME OF REPORTING PERSON

Apeiron Investment Group, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Malta
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,439,461
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,439,461
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,439,461
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.2%
14	TYPE OF REPORTING PERSON

CO

CUSIP No. 81728A108

1	NAME OF REPORTING PERSON

Christian Angermayer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Federal Republic of Germany
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,439,461
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,439,461
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,439,461
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.2%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 81728A108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.0001 par value per share (the “Shares”), of Sensei Biotherapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 451 D Street, Suite 710, Boston, Massachusetts 02210.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Presight Sensei Co-Invest Fund, L.P., a Delaware limited partnership (“Presight Co-Invest”), with respect to the Shares directly and beneficially owned by it;

(ii)	Presight Sensei Co-Invest Management, L.L.C., a Delaware limited liability company (“Presight Co-Invest Management”), as the general partner of Presight Co-Invest;

(iii)	Apeiron Investment Group, Ltd., a Malta private limited company (“Apeiron”), with respect to the Shares directly and beneficially owned by it and as the parent company of Presight Co-Invest Management; and

(iv)	Christian Angermayer, as the majority shareholder of Apeiron.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Apeiron. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The principal business address of each of Presight Co-Invest and Presight Co-Invest Management is 340 South Lemon Avenue #3391, Walnut, California 91789. The principal business address of Apeiron and Mr. Angermayer is Beatrice, at 66 & 67 Amery Street, SLM1707, Sliema, Malta.

(c)       The principal business of Presight Co-Invest is investing in securities. The principal business of Presight Co-Invest Management, which is a wholly owned subsidiary of Apeiron, is serving as the general partner of Presight Co-Invest. The principal business of Apeiron is serving as an asset manager and as the family office of Mr. Angermayer. Mr. Angermayer’s principal occupation is serving as an entrepreneur and private investor.

(d)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 81728A108

(e)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of Presight Co-Invest and Presight Co-Invest Management are organized under the laws of the State of Delaware. Apeiron is organized under the laws of Malta. Mr. Angermayer is a citizen of the Federal Republic of Germany. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Presight Co-Invest were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) prior to the Issuer’s initial public offering (the “IPO”) and in connection with the Issuer’s IPO. The aggregate purchase price for the 955,738 Shares reported directly beneficially owned herein by Presight Co-Invest was approximately $3,767,980, excluding brokerage commissions.

The Shares purchased by Apeiron were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) prior to the Issuer’s IPO in connection with the Issuer’s IPO and in open market purchases. The aggregate purchase price for the 2,483,723 Shares reported directly beneficially owned herein by Apeiron was the sum of approximately $27,399,147 and €3,412,533, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons are long term investors in the biotech sector and initially purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, represented an attractive opportunity. The Shares of the Issuer currently trade at a discount to its cash/liquidation value.

The Reporting Persons have converted to a Schedule 13D as the Reporting Persons intend to engage in discussions with the Board of Directors (the “Board”) and management of the Issuer regarding a variety of matters relating to the Issuer including, among other things, the Issuer's business, operations, expenses, direction and opportunities to enhance value for all shareholders. The Reporting Persons may also engage in discussion with other shareholders, industry analysts, existing or potential strategic partners or competitors and other third parties regarding the foregoing. At the present time no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, exchanging information with the Issuer, including pursuant to appropriate confidentiality or similar agreements, acquiring additional Shares and/or other equity, debt, notes, instruments or other securities of the Issuer or derivatives related thereto (collectively, the "Securities") or disposing of some or all of the Securities beneficially owned by them, in public market or privately negotiated transactions, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 81728A108

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 30,628,813 Shares outstanding, as of May 6, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2022.

A.	Presight Co-Invest

(a)	As of the close of business on July 19, 2022, Presight Co-Invest beneficially owned directly 955,738 Shares.

Percentage: Approximately 3.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 955,738
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 955,738

(c)	Presight Co-Invest has not entered into any transaction in the Shares during the past sixty days.

B.	Presight Co-Invest Management

(a)	As the general partner of Presight Co-Invest, Presight Co-Invest Management may be deemed to beneficially own the 955,738 Shares beneficially owned directly by Presight Co-Invest.

Percentage: Approximately 3.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 955,738
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 955,738

(c)	Presight Co-Invest Management has not entered into any transaction in the Shares during the past sixty days.

C.	Apeiron

(a)	As of the close of business on July 19, 2022, Apeiron beneficially owned directly 2,483,723 Shares. In addition, as the parent company of Presight Co-Invest Management, Apeiron may be deemed to beneficially own the 955,738 Shares beneficially owned directly by Presight Co-Invest.

Percentage: Approximately 11.2%

CUSIP No. 81728A108

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,439,461
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,439,461

(c)	Apeiron has not entered into any transaction in the Shares during the past sixty days.

D.	Mr. Angermayer

(a)	As the majority shareholder of Apeiron, Mr. Angermayer may be deemed to beneficially own the 2,453,723 Shares beneficially owned directly by Apeiron and the 955,738 Shares beneficially owned directly by Presight Co-Invest.

Percentage: Approximately 11.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,439,461
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,439,461

(c)	Mr. Angermayer has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 29, 2020, the Reporting Persons entered into the Amended and Restated Investors’ Rights Agreement with the Issuer (the “Investors’ Rights Agreement”). Among other things, the Investors’ Rights Agreement provides the Reporting Persons with certain registration rights and also contains customary cross-indemnification provisions in connection with such registration rights. The above description of the Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investors’ Rights Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On July 19, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

CUSIP No. 81728A108

Item 7.	Material to be Filed as Exhibits.

99.1	Amended and Restated Investors’ Rights Agreement, by and among the Issuer and the stockholders party thereto, dated December 29, 2020 (incorporated by reference to Exhibit 4.1 of the Issuer’s Registration Statement on Form S-1/A filed with the SEC on February 1, 2021).

99.2	Joint Filing Agreement, by and among the Reporting Persons, dated July 19, 2022.

CUSIP No. 81728A108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2022

Presight Sensei Co-Invest Fund, L.P.

By:	Presight Sensei Co-Invest Management, L.L.C., its general partner

By:	/s/ Fabian Leonardo Hansen
	Name:	Fabian Leonardo Hansen
	Title:	Managing Member

Presight Sensei Co-Invest Management, L.L.C.

By:	/s/ Fabian Leonardo Hansen
	Name:	Fabian Leonardo Hansen
	Title:	Managing Member

Apeiron Investment Group, Ltd.

By:	/s/ Julien Hoefer
	Name:	Julien Hoefer
	Title:	Director

/s/ Christian Angermayer
Christian Angermayer

CUSIP No. 81728A108

SCHEDULE A

Directors and Officers of Apeiron Investment Group, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Julien Hoefer[1] – Director, Legal Representative, Judicial Representative	Managing director of Apeiron Investment Group Ltd and Lawyer	66 & 67, Beatrice, Amery Street, Sliema, SLM 1707, Malta	Federal Republic of Germany

Jefim Gewiet – Director, Legal Representative, Judicial Representative	Managing director of Apeiron Investment Group Ltd and Financial Advisor	66 & 67, Beatrice, Amery Street, Sliema, SLM 1707, Malta	Federal Republic of Germany

 __________________________

1 Mr. Hoefer owns 10,000 Shares through a wholly-owned entity.